Exhibit 77D - DWS Global Inflation Plus Fund
(formerly DWS Inflation Protected Plus Fund) (a series of DWS Institutional Funds)

At a meeting held January 12-14, 2010, the Board of DWS Global Inflation Plus Fund, a series of DWS
Institutional Funds, approved to change the fund's name on or about March 31, 2010 to DWS Global Inflation Plus
Fund and to change the fund's investment strategy, by amending the following:

The fund seeks to provide maximum inflation-adjusted return.

Main investments. The fund invests in inflation-indexed bonds and other fixed income securities of varying maturities issued by the US government, non-US governments, their agencies or instrumentalities, and US and non-US corporations and derivatives related to each of these types of securities. The fund may also invest (directly or indirectly) up to 30% of its total assets in commodity-linked derivative instruments (such as commodity-linked swaps, structured notes and futures contracts), equity securities, and securities of Real Estate Investment Trusts (REITs).

Inflation-indexed bonds are fixed-income securities whose principal value and/or rate of interest are periodically adjusted to track changes in an official inflation measure, such as the Consumer Price Index for Urban Consumers or a comparable inflation index. Other fixed income securities in which the fund may invest include mortgage-backed and asset-backed securities, adjustable rate loans that have a senior right to payment
("Senior Loans") and other floating rate debt securities, and taxable and tax-exempt municipal bonds. Up to 10% of the fund's total assets may be invested in below investment grade bonds or instruments (also referred to as junk bonds).

Commodity-linked derivative instruments are designed to provide exposure to the investment return of assets that trade in the commodity markets, without investing directly in physical commodities. Physical commodities are assets that have tangible properties such as gas, heating oil, industrial and other precious metals, livestock, or agricultural products. The fund may gain exposure to the commodity markets by investing a portion of its assets in a wholly-owned subsidiary (the "Subsidiary") which shares the same portfolio management as the fund and is expected to invest mainly in commodity-linked derivative instruments and fixed income securities, some of which may serve as margin or collateral for the Subsidiary's derivatives positions.

Management process. The investment process involves both "top down" analysis as well as "bottom up" investment selection. As part of the top down analysis, portfolio management takes into account several factors including, but not limited to, current and expected levels of inflation and current and expected economic conditions. The results of this analysis determine the overall structure of the fund's portfolio. Having determined the desired overall structure of the fund's portfolio, portfolio management selects individual investments that reflect that portfolio structure. Relative value compared to similar securities, credit quality of issuers, and liquidity of holdings are among the factors considered by portfolio management when investment decisions are made for the fund.

iGAP strategy. In addition to the fund's main investment strategy, portfolio management seeks to enhance returns by employing a global tactical asset allocation overlay strategy called iGAP (integrated Global Alpha Platform), which attempts to take advantage of short-term and medium-term mispricings within global bond and currency markets. The iGAP strategy uses derivatives
(which are contracts or other instruments whose value is based on, for example, indices, currencies or securities) in particular exchange-traded futures contracts on global bonds and over-the-counter forward currency contracts.

OTHER INVESTMENTS AND TECHNIQUES

Derivatives. The fund also may use various types of derivatives outside of the iGAP strategy, such as futures contracts, forward currency contracts, interest rate swaps, total return swaps and credit default swaps. It may use these for hedging, risk management or non-hedging purposes to seek to enhance potential gains. The fund may use derivatives as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions or other needs.

Securities Lending. The fund may lend securities (up to one-third of total assets) to approved institutions.
E:\Electronic Working Files\NSAR\2010\3-31-10\DWS Institutional
Funds\03-Exhibits\Exhibit 77D GIP.docx